Form ATS-N
BofAS CRD # 283942

Part I: **Identifying Information**

Item 8:   Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.

Schedule A –Direct Owners

Full Legal Name	CRD / Tax ID	Entity Type	Roles	Date Role Acquired	Ownership %	Control Person	Public Reporting Company
NB Holdings Corporation	56-1857749	Domestic Entity	Sole Stockholder	05/2019	75 or more	Y	N
Rae, Glen Alexander	6300829	Individual	Chief Legal Officer	08/2019	Less than 5	N	N
~~Guardino, Joseph Anthony Jr~~	~~2907957~~	~~Individual~~	~~Chief Operations Officer & FINOP~~	~~09/2015~~	~~Less than 5~~	~~N~~	~~N~~
Alam, Syed Faruqe	2394838	Individual	Chief Financial Officer	09/2019	Less than 5	N	N
Zuberi, Soofian J Jalil	2372292	Individual	Director & Chief Executive Officer	02/2022	Less than 5	Y	N
Chepucavage, Laura P	4672504	Individual	Director	02/2022	Less than 5	Y	N
Gadkari, Sarang Rajan	2522409	Individual	Director	02/2022	Less than 5	Y	N
Bhatia, Kashyap P	6110368	Individual	Chief Compliance Officer/Broker-Dealer	08/2022	Less than 5	N	N
Bliss, Claire Renee	6588570	Individual	Chief Compliance Officer/Registered Investment Adviser	09/2022	Less than 5	N	N
McQueen, Matthew C	4204052	Individual	Director	05/2024	Less than 5	Y	N
Santanna, Vincent	5290525	Individual	Chief Operations Officer & FINOP	03/2025	Less than 5	N	N

Part III: Manner of Operations

   Item 19: Fees

> a.   Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

For Direct Subscribers accessing Instinct X, BofAS assesses negotiated per share fees for executions involving: (i) orders (ranging from $0.00 to $0.03 per share) and (ii) conditional placements (ranging from $0.00 to $0.0025 per share). Some Clients are both Direct and Indirect Subscribers (Indirect Subscriber fees are described in response to Item 19(b)) and pay fees specific to each form of access (i.e., direct or indirect). In such circumstances, the fee associated with direct access to Instinct X will vary within the ranges above based on above referenced factors. BofAS individually negotiates the aforementioned per share fees with Clients in consideration of each Client's overall relationship with BofAS. The factors that BofAS will consider include: Client type (e.g., agency broker, sell side firm, low latency firm), characteristics of trading flow (e.g., add/take ratio, order-to-trade ratio), trading volume, products and markets traded, and the total mix of services provided by BofAS (e.g., algorithmic strategies used, customization requests, support requirements). The per share fees necessarily vary based on the products and services that are provided to each particular Client. In all cases, the negotiated per share fees reflect the value of the services that BofAS provides the Client. Subscribers (both Direct and Indirect Subscribers) are billed on either a "cost-plus" or "all-in" basis, depending on their overall relationship with BofAS, which is based on the same factors listed earlier in this paragraph. Cost-plus billing charges a negotiated per-share fee plus actual transaction costs for a given execution; all-in billing charges a negotiated per-share fee and does not separately assess transaction costs.

BofAS is assessed Consolidated Audit Trail (CAT) regulatory fees in connection with trading on Instinct X. BofAS is the CAT Executing Broker for both the buyer and the seller for trades executed on Instinct X and is charged CAT fees accordingly. BofAS passes CAT fees through to Direct Subscribers that are invoiced on a cost-plus basis. BofAS does not pass CAT fees through to Direct Subscribers that are invoiced on an all-in basis or to Indirect Subscribers.

> b.   Identify and describe any fees or charges for use of the NMS Stock ATS Services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

For Indirect Subscribers, BofAS individually negotiates per share fees for the bundled use of its electronic order handling and execution services platform including, but not limited to, Instinct X. These fees are negotiated based on the factors outlined above in Part III, Item 19(a). BofAS does not charge Indirect Subscribers an explicit fee for executing on Instinct X; rather, BofAS charges Indirect Subscribers a per share fee that: (i) covers the use of all relevant BofAS electronic order handling and execution services and (ii) is the same for executions on any trading center.

        c.   Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

BofAS does not offer rebates for the use of Instinct X. BofAS individually negotiates per share fees, which may be discounted or bundled based on the factors described in Part III, Item 19(a) and (b) above.